October 2, 2009

Via EDGAR and FedEx
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, DC 20549-7010

Re:	NeoStem, Inc.
Amendment No. 3 to Form S-4
Filed September 23, 2009
File No. 333-160578

Ladies and Gentlemen:

On behalf of NeoStem, Inc. (the "Company"), we are responding to the comments contained in the letter, dated September 30, 2009 (the "Comment Letter"), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company's Pre-Effective Amendment No. 3 to Registration Statement on Form S-4 (Registration No. 333-160578) (the "Registration Statement").  To facilitate your review of our response, the pages with the marked changes ("Marked Pages"), which are responsive to the Comment Letter, are attached to this letter. We appreciate your willingness to expedite review by considering just the Marked Pages at this time.  The Company anticipates filing Pre-Effective Amendment No. 4 to that registration statement ("Amendment No. 4"), which will include the Marked Pages, the unredacted Network Agreement as an exhibit, the changes made to the Notes and MD&A related to NeoStem's financial statements for the period ended June 30, 2009 in response to the Staff's accounting comments and certain other updates, as soon as practicable.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter.  The Company’s supplemental response is set forth below the comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

NeoStem Proposal No. 1, page 84

1.	Please provide dates of discussion with RimAsia as disclosed in the last paragraph on page 86.

Response:

In response to the Comment Letter, the Company has revised the disclosure now appearing on page 89 to provide the dates on which the representatives of NeoStem met with representatives of RimAsia to discuss the merger consideration to be issued to RimAsia.

Securities and Exchange Commission	October 2, 2009

2.
On page 87 you mention “numerous telephone calls” involving terms and negotiating of definitive documents in the “spring and summer of 2008.”  Please tell us whether these discussions and negotiations are detailed in the discussion.  If not, please disclose dates, parties and material terms discussed.

Response:

In response to the Comment Letter, the Company has revised the disclosure now appearing on page 90 to clarify that the "numerous telephone calls" to which the Company referred were detailed in the discussion below.

3.
We note your response to comment six of our letter dated September 18, 2009.  You list several discussions and negotiations without stating the terms discussed.  For example, please provide the material terms discussed for the following:

•	The meetings with your bankers in May 2008 discussing “ranges of fair prices for the transactions” disclosed on page 86;
•	July 17 and 18, 2008 discussions regarding “[t]ransaction structure and accounting issues …” and terms of the security to be issued in exchange for such Series B Preferred Stock” disclosed on page 88;
•	The July 24, 2008 conference call regarding “deal structure” disclosed on page 88
•	The September 4, 2009 memorandum discussing ““open structural issues” disclosed on page 88;
•	The revised and re-circulated agreement of Plan of Merger and Exchange Agreement discussed on page 88;
•	The October 15, 2008 conference call discussing deal terms, disclosed on page 88; and
•	The October 25, 2008 redistribution of documentation disclosed on page 88.
Response:

In response to the Comment Letter, the Company has revised the disclosure now beginning on page 88 to state the material terms discussed during the applicable calls and meetings.

Securities and Exchange Commission	October 2, 2009

Fairness Opinion, page 110

4.
We note your response to comment 11 of our letter dated September 18, 2009.  In your discussion of the timeline in the “Background” discussion on page 113, please provide the date of the adoption of the final agreement of a frame of reference.

Response:

In response to the Comment Letter, the Company has revised the disclosure now appearing on page 113 to indicate that the definitive merger agreement was adopted on November 2, 2008.

5.
We note your response to comments 12 and 17 of our letter dated September 18, 2009.  You indicate in your response that vFinance was fully informed on the proposed changes in the aggregate consideration being paid in amendment No. 1 and No. 2 along with the terms of the transaction and that vFinance orally informed the company that the changes did not adversely affect its view as to the fairness of the transactions to the shareholders of the company from a financial point of view.  You also state in your letter that upon receipt of the reaffirmation from vFinance the company will close without further information being provided to investors prior to closing.  You also state that if vFinance were unable to reconfirm the fairness of the transaction to NeoStem would either not close and abandon the transaction or resolicit shareholder approval, possibly on amended terms.  Please include these disclosures in your prospectus.

Response:

In response to the Comment Letter, we revised the disclosure now appearing on page 113 and 114 to indicate that the Company kept vFinance fully informed of the changes in aggregate consideration being paid in each of Amendments No. 1 and 2 and that in each instance vFinance orally informed the Company that the changes did not adversely affect vFinance’s view as to the fairness of the transactions to the Company’s stockholders from a financial point of view.  The Company has further revised its disclosure now appearing on page 114 to state that upon receipt of the reaffirmation from vFinance the Company will close without further information being provided to investors prior to closing and that if vFinance were unable to reconfirm the fairness of the transaction to the Company’s stockholders, the Company would either not close and abandon the transaction or resolicit shareholder approval, possibly on amended terms.

*****

Securities and Exchange Commission	October 2, 2009

This will confirm that the Company understands that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564 or Meredith Prithviraj at 973-597-2396.

Very truly yours,

/s/ Alan Wovsaniker

AW: mb

cc:	Catherine M. Vaczy, Esq.

an acquisition of CBH and Shandong New Medicine and CBH and the Hong Kong company. On May 5th, a conference call was held among NeoStem and CBH representatives regarding these term sheets. On May 13, 2008 a meeting of the NeoStem Board was held at which Dr. Smith presented a summary of the findings from the China trip, the status of term sheet negotiations and in general discussed the status to date of acquisition opportunities. The Board was informed that Mr. Mao and representatives of Shandong New Medicine were arriving in New York City imminently to continue discussions relating to a transaction. The Board authorized management to move forward with the best acquisition opportunity and structure in the judgment of management.

Accordingly, during the week of May 12, 2008, lengthy meetings took place in New York City among representatives of NeoStem (principally Dr. Smith, Ms. Vaczy, Mr. May and Lowenstein Sandler, as outside counsel), CBH (principally Mr. Mao and Stephen Globus and Troutman Sanders as outside counsel), Shandong New Medicine (principally Dr. Taihu Wang) and other representatives, including bankers to NeoStem. NeoStem's bankers participated in these meetings in assisting NeoStem in determining ranges of fair prices for the transactions. The banker provided the Company with two proposed merger considerations. Under each scenario, the current per share market price of CBH common stock was $.15 and the current market price of NeoStem common stock was $1.60 per share. The terms of each were the same except that under the alternate consideration scenario, RimAsia would agree to reduce the conversion price associated with the CBH preferred stock held by it to $.51 per share.

Proposed Merger Consideration Scenario

Under this analysis, an offer price of $1.01 per CBH share was proposed which represented

- a 573% premium to the then market price
- a .631 exchange ratio
- a multiple of 1.8 times the enterprise value of $58 million based on the last twelve months of revenue.

Proposed Alternate Merger Consideration Scenario

Under this analysis, an offer price of $.51 per CBH share was proposed which represented

- a 240% premium to the then market price
- a .319 exchange ratio
- a multiple of 1.2 times the enterprise value of $39.6 million based on the last twelve months of revenue.

These meetings culminated on May 16, 2008 with the signing of a non-binding letter of intent among NeoStem, CBH and Shandong New Medicine to combine all three parties simultaneously. At this time, the representatives of CBH and Shandong New Medicine returned to China.

The non-binding letter of intent contemplated the purchase of (x) Shandong New Medicine for 5,000,000 shares of NeoStem common stock (2 million of which would be contingent on certain performance or regulatory milestones) and (y) the acquisition of CBH for (i) 8,000,000 shares of NBS common stock to be issued to the holders of common and preferred stock of CBH other than RimAsia, and 2,800,000 shares of new NeoStem preferred stock in exchange for the CBH preferred stock held by RimAsia, plus a package of 4.8 million NeoStem warrants for CBH warrant holders (including RimAsia).

The form of the transaction was specifically not agreed to at the time of the execution of the letter of intent. Discussions ensued over the next months among the parties' professionals, principally those representing NeoStem and CBH, with respect to deal structure issues, including tax, accounting, securities and regulatory issues both in the United States and in China. The principal structural issues faced by the parties during this time involved: whether the NYSE Amex would view this transaction as a reverse merger and, accordingly, require the Company on a combined basis to meet the Exchange's new listing criteria; whether the transaction could be effected on a tax free basis, which included, among other things, spinning off Keyuan Pharmaceuticals, a subsidiary of CBH with few assets, into a separate entity; accomplishing the reformation of Shandong New Medicine into a limited liability company and preparing it to be audited in accordance with

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U.S. GAAP and SEC standards; and ensuring, in general, compliance of the overall transaction with PRC law given that the PRC is a region in which the Company has no prior business experience and the business laws are not as well developed as in the United States.

In addition, the position of RimAsia needed to be further defined, causing changes in the business deal. RimAsia was not a party to the letter of intent. At the time of entering into the letter of intent, it was assumed by the parties that RimAsia would agree to receive merger consideration based on the same exchange ratio to be applied to the CBH common shares. However, this approach did not recognize nor reflect the significant and superior rights that attached to the CBH Series B Preferred Shares held by RimAsia versus the CBH common shares. RimAsia, whose consent was necessary for an acquisition, was unwilling to accept the letter of intent terms. Subsequent to the letter of intent, Robin Smith and Catherine Vaczy of NeoStem engaged in direct negotiation with RimAsia, and, with the assistance of NeoStem's investment banker, remodeled what might constitute satisfactory merger consideration for RimAsia. The foregoing discussions between representatives of NeoStem and representatives of RimAsia took place principally during the following periods: July 17th – 20th and October 21st – November 1st, 2008. This, in combination with the continued accretion of interest under the CBH Series B Preferred Shares held by RimAsia over a period of several months, resulted in the consideration for the transaction being modified as described below. Other changes from the letter of intent to the final agreement reflected below were a result of due diligence by NeoStem, the passage of a substantial amount of time, the fact that the structure of this (and any) transaction takes on a more definitive shape as the definitive merger agreement is negotiated, and the changing interests of the various parties.

- The consideration provided for in the Merger Agreement to be paid: (i) to CBH common shareholders consisted of 7,500,000 shares of NeoStem Common Stock (150,000 of which would be held in escrow to satisfy potential indemnification claims post-closing); (ii) to CBH Series A Preferred Shareholders consisted of 50,000 shares of NeoStem Common Stock; and (iii) to certain CBH debt holders consisted of an aggregate of 100,000 shares of NeoStem Common Stock. The consideration provided for in the Merger Agreement to be paid to CBH warrant holders (excluding RimAsia) consisted of: (i) NeoStem Class C Warrants to purchase an aggregate of 2,012,097 shares of NeoStem Common Stock at an exercise price of $2.50 per share; or (ii) a CBH warrant holder could receive what he was entitled to in a merger under the terms of the original CBH warrant.

- The consideration provided for in the Merger Agreement to be paid to RimAsia consisted of: (i) 5,383,009 shares of NeoStem Common Stock; (ii) 6,977,512 shares of Series C Convertible Preferred Stock convertible into 7,752,791 shares of NeoStem Common Stock; and (iii) NeoStem Class B Warrants to purchase 2,400,000 shares of NeoStem Common Stock at $0.80 per share.

- As provided in the Merger Agreement, NeoStem agreed to use its reasonable best efforts to cause the members of NeoStem's Board of Directors to consist of the following five members promptly following the closing: Robin L. Smith (Chairman), current Chairman of the Board and Chief Executive Officer of NeoStem; Madam Zhang Jian, the Chairman and Chief Financial Officer of CBH, the General Manager of Erye and a 10% holder of EET, and Richard Berman, Steven S. Myers and Joseph Zuckerman, each then a director of NeoStem (the latter three to be independent directors). Within four months following the closing, NeoStem's Board of Directors would be increased from five to seven and the two vacancies created thereby would be filled with a designee of RimAsia, who would initially be Eric Wei, and with an independent director to be selected by the NeoStem Nominating Committee. The letter of intent had provided that the Board of Directors post-closing would consist of Dr. Robin Smith, Chris Mao (or another person designated by CBH reasonably acceptable to NeoStem), and three independent directors, and within two months of closing, Eric Wei (or another RimAsia designee) and an independent director selected by the NeoStem Nominating Committee, would be added.

Drafting of the definitive Agreement and Plan of Merger (which would incorporate the economic and other terms of the non-binding letter of intent among the parties, as modified by subsequent involvement of RimAsia and other events) and the Share Exchange Agreement commenced.

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With respect to the telephone calls and meetings among the parties that occurred in the spring and summer of 2008 and are described below as the parties sought to finalize the terms and structure of the transaction and to negotiate the definitive documents, the principal negotiating parties for this transaction who participated consisted of the following individuals:

- For NeoStem, Dr. Smith, Ms. Vaczy and Mr. May and its counsel Lowenstein Sandler PC
- For CBH, Mr. Mao, Board member Stephen Globus (until the Agreement and Plan of Merger was executed), CFO Madam Zhang Jian and its counsel Troutman Sanders LLP (the "CBH Representatives", with Madam Zhang also participating on behalf of EET, the 49% joint venture partner in Erye)
- For Shandong New Medicine, Dr. Taihua Wang and its counsel Deheng Law Firm
- For RimAsia Capital Partners, L.P., Eric Wei, Managing Director, and RimAsia's counsel Reed Smith LLP

In the discussion below, references to meetings attended by representatives of any one of these parties in almost all instances refer to the above individuals.

On June 6, 2008, a conference call among the representatives of NeoStem, CBH and Shandong New Medicine was had to again discuss how a transaction with these parties could be structured. Also during May and June, legal due diligence by NeoStem's PRC Counsel, King and Wood commenced.

On June 23, 2008, an initial draft of each of the Agreement and Plan of Merger and the Share Exchange Agreement (intended to be used in connection with the Shandong New Medicine transaction) were circulated by NeoStem's counsel to the entire working group.

Meanwhile, given the mandate from the Company's Board to effect an acquisition transaction, on June 25, 2008 NeoStem also signed a non-binding letter of intent with the Hong Kong company that had been introduced to it by Mr. Mao, providing for consideration that consisted of shares of the Company's Common Stock and cash. The Company viewed this as an alternate transaction in the event the CBH and/or Shandong New Medicine transaction could not move forward. The Hong Kong company later demanded more consideration and it was determined to not move forward with this transaction.

On July 16, 2008 a meeting of the NeoStem Board was held. At this meeting, Dr. Smith presented to the Board an update on the status of the acquisition activity in China. The Board authorized the Company to continue pursuing the transactions with CBH and Shandong New Medicine as well as continuing to consider the second Hong Kong stem cell company. They acknowledged that an important aspect of the CBH/Shandong transaction was that it was an all stock deal and would not deplete the Company's cash on hand.

On July 17th and July 18th conference calls including the proposed parties to the transaction, the representatives of NeoStem, CBH, and Shandong described above as well as NeoStem's auditors and representatives of RimAsia, took place. The material terms of the merger transaction discussed in the July 17th and 18th conferences included: (i) the amount of RimAsia's approximately $13,000,000 in CBH preferred stock that they would be willing to convert in connection with the merger transaction and the number of RimAsia's 12,000,000 outstanding CBH warrants that they would be willing to exchange for new NeoStem warrants and the terms of the new warrants; (ii) whether the combined post-merged entity would need to be newly listed on the NYSE Amex under their rules; (iii) the amount of cash from the LXB litigation settlement that would be made available to be distributed to CBH and remain in the post closing entity; (iv) whether the transaction should and could be structured as a tax free reorganization; (v) the need for approval of each of NeoStem and CBH shareholders of the transaction and the documentation and process associated with this approval; (vi) Board and management composition of the post-merged entity; and (vii) the desirability of obtaining a fairness opinion.

As RimAsia was the sole holder of the CBH Series B Preferred Stock, separate discussions were required with RimAsia with respect to the terms of the security to be issued in exchange for such Series B Preferred Stock. Another conference call with the same parties regarding deal structure followed on July 24th. The

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discussions on the July 24th conference call were relatively narrow and primarily related to the exchange of the CBH warrants and preferred stock held by RimAsia. A primary topic of discussion was how to determine the exchange ratio for these securities in light of the significant and superior rights that attached to the preferred as compared to the common stock of CBH.

Meanwhile, the first investment banker's engagement ended in August 2008 prior to the signing of a definitive agreement for the transaction, and due to cost considerations the engagement was not extended. In September, 2008, the Company opted to retain vFinance Investments (now known as National Securities Corporation) to provide the fairness opinion for the transaction as it gave the Company an initial quote that was approximately one-half of the quote provided by the first banker for this work. Given the Company's limited cash resources and the fact that the economics of the deal were largely fixed at this point, plus the fact that vFinance was familiar with CBH as a result of having previously acted as an underwriter in a public offering for CBH, and that a different department of the first banker would need to render the opinion in any event to avoid conflicts, NeoStem engaged vFinance for the fairness opinion.

On September 4, 2008, NeoStem's outside counsel drafted and distributed to the working group a memorandum that addressed open structural issues associated with the transactions. The memo raised the following key issues, among others: (i) how the stock of NeoStem could be delivered to the shareholders of CBH as a tax free reorganization under United States tax laws; (ii) whether there should be an escrow for any of the NeoStem shares prior to delivery to CBH shareholders, the need for the NeoStem shares to be registered under United States securities laws and the timing of shareholder approvals by the shareholders of each of CBH and NeoStem; (iii) consents that might be required from the 49% owner of Erye; (iv) board and officer composition of the merged entity; (v) whether dissenters rights would need to be available to the shareholders of CBH under Delaware law; and (vi) what rights the holders of CBH warrants would have under the terms of their warrant agreements. A call consisting of representatives of NeoStem, CBH, and each of their advisors as well as RimAsia followed.

Comments from the working group were accumulated during the period September 19-21, the Agreement and Plan of Merger and Share Exchange Agreement were revised and re-circulated to the working group. The material terms addressed in the Merger Agreement distributed after the comments were collected from September 19 – 21st were: (i) the amount of cash required to be in CBH at the closing of the merger; (ii) the treatment of outstanding CBH warrants; (iii) the scope of covenants from NeoStem, particularly with respect to operations prior to closing; (iv) indemnification provisions; (v) the terms of the NeoStem warrants to be issued to RimAsia; (vi) the terms of the NeoStem preferred stock to be issued to RimAsia; (vii) the terms of the amended joint venture agreement between NeoStem and Erye that would become effective upon the closing of the merger transaction; (viii) the corporate structure of NeoStem's acquisition subsidiary; (ix) the terms of the lock-up and voting agreements from certain shareholders of CBH and NeoStem; (x) the scope of the representations and warranties or the parties; and (xi) the conditions to closing.

This was followed up by an open issues memo prepared and distributed by NeoStem counsel on September 23, 2008. The memo focused on the following issues: the amount of cash to be left in CBH and the proceeds of any LXB settlement; other cash needs of CBH and Erye; treatment of CBH warrants holders; negative covenants restricting NeoStem operations until closing; whether there would be any indemnification obligations; registration rights requested by RimAsia; the terms of the preferred stock to be issued to RimAsia; and the financial and management terms of the Erye Joint Venture agreement, including proceeds of distribution of Erye's real estate and use of distributable cash.

On October 15, 2008 a conference call was held among the representatives of NeoStem and CBH, their respective counsels and RimAsia and its counsel to discuss deal terms followed by a drafting session held among counsel for NeoStem and CBH at the offices of CBH's counsel in New York. The material terms discussed on the October 15, 2008 conference call included: (i) the impact of the merger transaction on the Company's listing on the NYSE Amex; (ii) the treatment of outstanding warrants; (iii) the need for a CBH fairness opinion; (iv) the treatment of CBH's outstanding liabilities and the need for an escrow; (v) the amount of cash required to be in CBH at the time of the Closing; (vi) the timing of the availability of September 30 financial statements; (vii) terms of the Erye joint venture agreement between NeoStem and EET;

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(viii) the conduct of due diligence; (ix) board structure post transaction; (x) certain amendments to outstanding options and warrants; (xi) terms of preferred stock to be issued to RimAsia; (xii) transaction costs; and (xiii) timetable for the transaction.

On October 25, 2008, comments were received from counsel to CBH on the draft Agreement and Plan of Merger and the document redistributed in preparation for a series of all day meetings held on October 28th-30th at the offices of CBH's counsel in New York City. For these meetings, representatives of CBH, EET (the 49% owner of Erye) and Shandong New Medicine flew in from China to participate with the goal of signing the definitive Agreement and Plan of Merger and Share Exchange Agreement before their departure. The major issues addressed in the October 25th redistribution of the Merger Agreement included: (i) the scope of various representations and warranties of the parties, and whether there would be indemnification for breaches of CBH's representations and warranties; (ii) capping the number of dissenting shareholders under Delaware Law as a closing condition; (iii) treatment of outstanding CBH warrants and the terms of a proposed exchange offer for the CBH warrants; (iv) the timing of the filing of the requisite registration statement and the seeking of appropriate PRC approvals; (v) the amount of cash required to be in CBH at the time of the Closing; (vi) the parties to proposed Lock-up and Voting Agreements and the terms of such agreements; (vii) the distribution of potential settlement proceeds from the LXB Litigation; (viii) the terms of the amendments to outstanding options held by employees, officers, directors or consultants to the Company and outstanding NeoStem warrants; (ix) the scope of NeoStem's negative covenants prior to the closing; and (x) the outside date for the termination of the merger agreement (then fixed at March 31, 2009). During these meetings, negotiations took place between representatives of NeoStem and EET relating to the form of joint venture agreement that would be in place when NeoStem succeeded to the 51% ownership interest in Erye.

Additional modifications based on comments by the parties were thereafter made resulting in a substantially final draft of the Agreement and Plan of Merger and Share Exchange Agreement being sent to the Boards of each company for their review, consideration and approval at Board meetings held by each company on October 31, 2008. As directors Robin Smith and Steven Myers held shares of CBH Common Stock, a special committee of the NeoStem Board of Directors, initially comprised of Mark Weinreb, Joseph Zuckerman and Richard Berman, was formed to provide an independent review of the fairness of the proposed Merger. At the NeoStem Board meeting, vFinance compared for the Special Committee and the Board its view as to the value of the consideration being offered by NeoStem and to be received by NeoStem in the Merger. As set forth more fully elsewhere in this proxy statement, its oral report focused on valuations of comparable companies, valuations in comparable transactions, and discounted cash flow. It did not look at historical market prices for the CBH securities, as the market for CBH securities has been illiquid, and certain acquisitions and financings unrelated to Erye may have had an impact on its stock price. The Special Committee and the Board were aware of historical CBH stock prices, but gave such prices little weight in considering valuation of Erye. On November 2, 2008 the Agreement and Plan of Merger and Share Exchange Agreement were executed at NeoStem's offices in New York City by all parties.

Beginning in December 2008, NeoStem and its counsel began interacting extensively with NeoStem's exchange, the NYSE Amex, to ensure continued compliance with its listing requirements in the face of the transactions, since continued listing is a condition to CBH's obligations under the Agreement and Plan of Merger. During this period, the parties also determined that in terms of seeking shareholder approval of the transactions it would be necessary and desirable to await completion of the 2008 year end audits for all of the parties. Accordingly, work on the Form S-4 Registration Statement did not begin immediately. On December 10, 2008, an initial drafting session was held among representatives of NeoStem, CBH, RimAsia and their counsel to begin preparations for drafting of a Form S-4 Registration Statement to file with the SEC.

Beginning in early 2009, NeoStem turned much of its focus to raising capital, closing in April through July 2009 on $16 million of units consisting of shares of the Company's Series D Convertible Redeemable Preferred Stock and Warrants to purchase NeoStem common stock. From January 11th-16th 2009, Dr. Smith was in China to meet with potential investors given the Company's new focus on China, at which time she met with Mr. Mao and other representatives of CBH and RimAsia. She reported back to the NeoStem Board on February 3, 2009 on the status of the acquisitions as well as the proposed capital raise.

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### *Backup Withholding*

A holder of CBH stock may be subject to backup withholding at a rate of 28% on the consideration received in connection with the Merger, unless such holder certifies its exemption from backup withholding or provides a correct taxpayer identification number and certain other certifications, and otherwise complies with applicable requirements of the backup withholding rules. A holder of CBH stock that does not provide its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules are not an additional tax and may be refunded or credited against the holder's United States federal income tax liability, provided the required information is furnished to the IRS.

### Material Federal Income Tax Consequences of the Merger to NeoStem and NeoStem Stockholders

NeoStem will not recognize taxable gain or loss as a result of the Merger. NeoStem shareholders will not, by reason of holding NeoStem stock, recognize taxable gain or loss in the Merger.

### Material Federal Income Tax Consequences to CBH of the Transfer of Stock of CBC

CBH will recognize taxable gain or loss on the transfer of the stock of CBC, but CBH believes that its net operating losses will offset any taxable gain resulting from the transfer of stock of CBC for U.S. federal income tax purposes.

**Tax matters are very complicated, and the tax consequences of the Merger will depend on the facts of the holder's particular situation. Holders are encouraged to consult their own tax advisors regarding the specific tax consequences of the Merger, including the applicability and effect of any federal, state, local and foreign income and other tax laws.**

The preceding discussion does not purport to be a complete analysis or discussion of all potential tax consequences relevant to the Merger. Moreover, the discussion does not address any non-income tax consequences nor any foreign, state or local tax consequences. Again, you are urged to consult your own tax advisor as to the specific consequences of the Merger to you, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws, including the effects of any proposed changes in the tax laws, and your obligation to retain information regarding the transaction.

## FAIRNESS OPINION

### Background

On October 31, 2008, at a meeting of the NeoStem Board of Directors called to discuss the proposed agreement with CBH, vFinance Investments, Inc. ("vFinance") gave the Board preliminary guidance that it thought that on completion of its full analysis, it would be able to opine in favor of the fairness of the proposed transaction. Following such analysis, on November 2, 2008, the definitive Agreement and Plan of Merger was executed. On April 1, 2009, vFinance provided its written opinion to the NeoStem Board of Directors and its written report to the Special Committee of the NeoStem Board of Directors (collectively, the "Fairness Opinion"), to the effect that, as of such date, and based upon and subject to certain matters stated therein, the transactions contemplated by the Agreement and Plan of Merger are fair, from a financial point of view, to the non-affiliated stockholders of NeoStem. Representatives of vFinance then met with the Board on April 9, 2009 to present its findings and answer questions.

The fairness opinion was rendered prior to the dates of Amendment No. 1 and Amendment No. 2 to the Agreement and Plan of Merger and therefore does not reflect the consideration set forth in this joint proxy/registration statement and payable pursuant to the Merger Agreement, as amended. For a discussion of the changes to the Merger Agreement made in Amendments No. 1 and 2 thereto please see page 90 of the "Background of Merger" section. NeoStem did not believe that the matters set forth in such amendments were so material as to necessitate a revision of the fairness opinion, but will rely on the condition that vFinance renew its fairness opinion prior to closing. The Company did fully inform vFinance of the changes in the Merger consideration being paid pursuant to each of Amendment No. 1 and Amendment No. 2 before they were executed. In each case, vFinance orally informed the Company that the changes did not adversely affect its view as to the fairness of the transaction to the shareholders of the Company from a financial point

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of view. The fairness opinion that NeoStem will receive prior to closing will reflect the consideration set forth in this joint proxy/registration statement and payable pursuant to the Merger Agreement, as amended. If vFinance reaffirms the fairness of the Merger consideration being paid to the shareholders of the Company, the Company will close (assuming all other conditions have been satisfied or waived) without further information being provided to its shareholders prior to Closing. If vFinance were unable to reconfirm the fairness of the transaction to NeoStem's shareholders from a financial point of view, NeoStem would either not close and abandon the transaction, or resolicit shareholder approval, possibly on amended terms.

**Qualifications; Selection Process; Instructions and Limitations**

vFinance, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, going private transactions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. vFinance is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, or FINRA. vFinance does not perform tax, accounting, legal services, or appraisal services, nor render such advice.

NeoStem considered several factors in selecting vFinance to render the Fairness Opinion in connection with the transactions contemplated by the Agreement and Plan of Merger. Among the factors considered was the fact that vFinance led the financing round for CBH's purchase of the 51% interest in Erye. NeoStem believed that vFinance's knowledge of CBH would be useful in vFinance's analysis of the contemplated transactions and ultimate rendering of the opinion.

NeoStem requested vFinance's opinion as investment bankers as to the fairness, from a financial point of view, of the consideration to be paid pursuant to the Agreement and Plan of Merger (the "Proposed Transaction") to the non-affiliated shareholders of NeoStem. vFinance has not been requested to opine to, and in the Fairness Opinion does not in any manner address, the underlying business decision of NeoStem to proceed with or effect the Merger or related transactions. In addition, NeoStem did not request that vFinance explore any alternatives to the Proposed Transaction. Further, vFinance's opinion does not address the relative merits of the Proposed Transaction as compared to any alternative business strategy that might exist for NeoStem. NeoStem did not place any limitations on the scope of the vFinance investigation.

During the course of the engagement, the vFinance team met with senior management, company counsel and NeoStem's advisors both in person and telephonically regarding NeoStem and the Proposed Transaction.

**Engagement Agreement, Fees, and Material Relationships**

vFinance has been retained by NeoStem to render the Fairness Opinion in connection with the transactions contemplated by the Agreement and Plan of Merger and will receive a fee and reimbursement of its expenses for such services (as described below). No portion of such fee is contingent upon consummation of the transactions contemplated by the Agreement and Plan of Merger nor is it contingent upon any recommendation of the Board of Directors. In addition, NeoStem has agreed to indemnify vFinance for certain liabilities arising out of its engagement, including the rendering of the Fairness Opinion. vFinance has not participated in, or provided advice with respect to, the pricing determination, structuring or negotiation of transactions contemplated by the Agreement and Plan of Merger. In the ordinary course of business, vFinance may trade the NeoStem Common Stock for its own account and for the accounts of customers, and, accordingly, may at any time hold a long or short position in such securities.

On September 30, 2008, NeoStem entered into the Opinion Engagement Agreement with vFinance, pursuant to which vFinance was engaged to render the Fairness Opinion. This agreement provided for (i) an aggregate fee of $105,000, of which (a) $17,500 was due and paid upon the execution of the agreement, (b) an additional $17,500 was due and paid upon the execution of the definitive agreement for the transaction, (c) an additional $35,000 would become due upon notification by vFinance of its intent and ability to effectuate delivery of the Fairness Opinion, and (d) the remaining $35,000 would become due upon vFinance's delivery of the Fairness Opinion; (ii) reasonable expenses in accordance with the terms and schedule set forth in the Engagement Agreement; and (iii) indemnification of vFinance as provided in the Engagement Agreement. The term of this engagement was for 16 weeks, to be automatically extended on a month-to-month basis (unless terminated by NeoStem) if the transaction was still in progress. All payments under this agreement have been made for a total of $105,987 including expenses. On April 8, 2009, NeoStem entered into an

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